MIRANDA GOLD CORP.

Suite 1500 – 701 West Georgia Street

Vancouver, B.C.

V7Y 1C6

March 11, 2008	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

   Tel: (604) 689-4580

  Fax: (604) 801-5911

    Toll Free: (877) 689-4580

 Email: mad@mirandagold.com

 Website: www.mirandagold.com

NEW EXPLORATION FUNDING AGREEMENT SIGNED ON MIRANDA’S

COAL CANYON, BPV AND CONO PROJECTS

Miranda Gold Corp. ("Miranda") (TSX-V: MAD) is pleased to announce that it has signed an Exploration Agreement with Option to Form a Joint Venture with Queensgate Resources Corporation ("Queensgate”).  Queensgate may earn a joint venture interest in the Coal Canyon, BPV and CONO projects, located in the heart of northern Nevada’s Cortez Gold Trend.  These three properties are adjacent to one another and in aggregate consist of 178 unpatented lode mining claims covering 5.8 square miles (15.1 sq km).  Queensgate is a privately held company based in Montreal, Quebec.

Under the terms of the exploration agreement, Queensgate must fund $3,000,000 in exploration activities over a five-year period in order to earn a 51% interest in the properties. Upon earning a 51% interest Queensgate may earn an additional 9% interest, for a total of 60%, by funding an additional $2,000,000 and can eventually earn up to a 70% interest in all three properties by funding a bankable feasibility study on any one of the properties.  The first year's $260,000 is an obligation that will include exploration expenditures as well as payments to maintain the underlying mineral lease. In addition to the work expenditures and subject to the rules and regulations of the TSX Exchange and other regulatory agencies, Queensgate will issue 100,000 common shares of Queensgate to Miranda by June 15, 2008.

Coal Canyon consists of 64 unpatented lode claims ten miles (16 km) south of Barrick's +8 million ounce Cortez Hills gold deposit.  Lands surrounding the project are largely controlled by Barrick and US Gold.  The project covers a large percentage of the Windmill window, a geologic feature exposing favorable lower-plate carbonate rocks.  Rocks exposed in the Windmill window are analogous to carbonate rocks that host the nearby multi-million ounce Cortez Hills and Pipeline gold deposits.

Past exploration has focused on the northwest-trending Grouse Creek fault that lies on ground controlled by others, adjacent to the southwest margin of Miranda's property. Historic drilling along this fault has reportedly encountered gold mineralization of up to 85 ft of 0.022 oz Au/t (26m of 0.754 g Au/t) in the Hanson Creek dolomite and the underlying Eureka quartzite. Gold mineralization is associated with altered dikes, iron oxide and silicification. Significant stratiform alteration is also noted locally at the Hanson Creek-Robert's Mountain Formation contact away from the Grouse Creek fault zone.  Geophysical surveys demonstrate that the Grouse Creek fault mineralization correlates with gradient resistivity and self-potential anomalies.  In conjunction with a previous partner, Miranda has outlined several promising drill targets which were never drilled.  These targets will be evaluated by Queensgate for drill testing in 2008.

The BPV and CONO projects comprised 114 lode mining claims located approximately two miles (3.2 km) south of the ET Blue prospect and 8 miles (12.8 km) southeast of the Cortez Hills gold deposit.  Lands surrounding the project are largely controlled by Barrick.  The projects occur within an inferred structural corridor between the gold-bearing Grouse Creek fault at Coal Canyon to the south, mineralization-controlling faults inferred for the ET Blue prospect, and the altered fault boundary of the Cortez lower plate window to the north. CONO is on the southern projection of the inferred horst localizing the ET Blue gold-system.  Drill targets will be defined by interpreting pre-existing data including gravity, MT (magneto telluric) profiles, mercury gas surveys and previous drill holes.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Barrick Gold Exploration Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Piedmont Mining Company Inc. White Bear Resources Inc., and now Queensgate Resources Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.